Exhibit 99.1

Investor Presentation Q1 2025 1 January – 31 March 2025

2 Disclaimer THIS PRESENTATION (THIS "PRESENTATION") HAS BEEN PREPARED BY CADELER A/S (THE "COMPANY") EXCLUSIVELY FOR INFORMATION PURPOSES AND MAY NOT BE REPRODUCED OR REDISTRIBUTED, IN WHOLE OR IN PART, BY ANY OTHER PERSON. FORWARD-LOOKING STATEMENTS THIS PRESENTATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE U.S. SECURITIES ACT OF 1933 AND SECTION 21E OF THE U.S. EXCHANGE ACT OF 1934, EACH AS AMENDED. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS PRESENTATION ARE FORWARD LOOKING STATEMENTS, INCLUDING THOSE REGARDING FUTURE GUIDANCE, SUCH AS THOSE RELATED TO ANTICIPATED REVENUE, EBITDA AND ADJUSTED EBITDA. FORWARD LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. WORDS SUCH AS "ANTICIPATE," "BELIEVE ," "CONTINUE," "COULD,“ "ESTIMATE," "EXPECT," "INTEND," "MAY," "MIGHT,“ “FORECAST”, “ON TRACK,” "PLAN," “POSSIBLE,” “POTENTIAL,” “PREDICT,” "PROJECT," "SHOULD," "WOULD," "SHALL," “TARGET,” "WILL" AND SIMILAR EXPRESSIONS ARE INTENDED TO ASSIST IN IDENTIFYING FORWARD LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PREENTATION SPEAK ONLY AS OF THE DATE OF THIS PRESENTATION AND THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING STATEMENT FOR ANY REASON, EXCEPT AS REQUIRED BY LAW. RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN ITS OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD CONSIDER THESE RISKS AND UNCERTAINTIES WHEN EVALUATING THE COMPANY AND ITS PROSPECTS. NONE OF THE COMPANY OR ANY OF ITS PARENT OR SUBSIDIARY UNDERTAKINGS OR ANY OF SUCH PERSONS’ DIRECTORS, OFFICERS OR EMPLOYEES PROVIDES ANY ASSURANCE THAT THE ASSUMPTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESENTATION ARE FREE FROM ERROR NOR DOES ANY OF THEM ACCEPT ANY RESPONSIBILITY FOR THE FUTURE ACCURACY OF THE OPINIONS EXPRESSED IN THIS PRESENTATION OR THE ACTUAL OCCURRENCE OF THE FORECASTED DEVELOPMENTS. NON-IFRS PERFORMANCE MEASURES THIS PRESENTATION INCLUDES CERTAIN NON-IFRS PERFORMANCE MEASURES, INCLUDING EBITDA , ADJUSTED EBITDA, AND CONTRACT BACKLOG. SUCH NON-IFRS PERFORMANCE MEASURES ARE PRESENTED HEREIN AS THE COMPANY BELIEVES THAT SUCH MEASURES PROVIDE INVESTORS WITH ADDITIONAL USEFUL INFORMATION AND A MEANS OF UNDERSTANDING HOW THE COMPANY’S MANAGEMENT EVALUATES THE COMPANY’S OPERATING PERFORMANCE. SUCH PERFORMANCE MEASURES SHOULD NOT, HOWEVER, BE CONSIDERED IN ISOLATION FROM, AS SUBSTITUTES FOR, OR AS SUPERIOR TO FINANCIAL MEASURES PREPARED IN ACCORDANCE WITH IFRS. MOREOVER, OTHER COMPANIES MAY DEFINE NON-IFRS MEASURES DIFFERENTLY, WHICH LIMITS THE USEFULNESS OF THESE MEASURES FOR THE PURPOSE OF ANY COMPARISON WITH SUCH OTHER COMPANIES. INDUSTRY AND MARKET DATA INFORMATION CONTAINED IN THIS PRESENTATION CONCERNING THE COMPANY’S INDUSTRY AND THE MARKET IN WHICH IT OPERATES, INCLUDING GENERAL EXPECTATIONS ABOUT ITS INDUSTRY, MARKET POSITION, MARKET OPPORTUNITY AND MARKET SIZE, IS BASED ON DATA FROM VARIOUS SOURCES INCLUDING INTERNAL DATA AND ESTIMATES AS WELL AS THIRD PARTY SOURCES SUCH AS INDEPENDENT INDUSTRY PUBLICATIONS, GOVERNMENT PUBLICATIONS, AND REPORTS BY MARKET RESEARCH FIRMS OR OTHER PUBLISHED INDEPENDENT SOURCES. YOU ARE CAUTIONED NOT TO GIVE UNDUE WEIGHT TO SUCH INFORMATION. YOU ARE FURTHER ADVISED THAT ANY THIRD-PARTY INFORMATION REFERRED TO IN THIS PRESENTATION HAS NOT BEEN PREPARED SPECIFICALLY FOR INCLUSION IN THIS PRESENTATION AND WHILE THE COMPANY BELIEVES SUCH INFORMATION TO BE GENERALLY RELIABLE, IT HAS NOT UNDERTAKEN ANY INDEPENDENT INVESTIGATION TO CONFIRM THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR TO VERIFY THAT MORE RECENT INFORMATION IS NOT AVAILABLE.

Financial performance in line with expectations. Cadeler took delivery of two newbuilds (Wind Maker and Wind Pace) in Q1, delivering 50% of this year’s newbuild program in the first quarter. All four remaining newbuilds remain on track for delivery on or ahead of schedule. 7 vessels now active in Europe, APAC & US, demonstrating Cadeler’s global footprint. Growing demand for O&M services, strongly contributing to the utilization of Cadeler’s fleet. Cadeler’s contract backlog continues to strengthen, increasing over the quarter to EUR 2.5bn. Q1 2025 - Highlights

Q1 2025 Commercial Highlights

Executing on projects

Vessel activity in Q1 2025



Wind Orca

Completed an **O&M campaign for Siemens Gamesa** and thereafter mobilised for the **He Dreiht installation project for Vestas** where work started in early April 2025.



Wind Osprey

Completed an **O&M campaign for Vestas**, thereafter successfully underwent a comprehensive drydock work scope at Fayard.

After drydock, the vessel completed mobilisation for the **Baltic Power installation project** and is continuing a Vestas O&M campaign before that project starts.



Wind Scylla

Continues to work on the **installation project for Ørsted Revolution Wind** in the United States.



Wind Zaratan

Commenced the **O&M campaign for Vestas at the Changfang and Xidao wind farm** in Taiwan end Q1 2025.



Wind Peak

Completed an **O&M campaign for Vestas**

Thereafter, completed mobilisation and commenced work on the **Sofia installationn project for Siemens Gamesa.**



Wind Maker

Delivered in January 2025 in Korea.

Transited to Singapore for mobilisation before onwards transit to Taiwan to commence the **Greater Changhua installation project for Ørsted.**



Wind Pace

Delivered in March 2025 and is currently transiting to Europe, where she will be mobilised for her **first O&M campaign** in the United States.

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Cadeler’s backlog increases to EUR 2.5bn Diversified project backlog across all key markets and segments 6 Vessel Reservation Agreements (Not in Backlog) Windfarm: BC-Wind Scope: WTG Project start: 2028 Windfarm: Undisclosed client Scope: WTG Project start: 2027 Europe APAC Undisclosed client – WTG – 2027 North America Revolution Wind – WTG – 2025 He Dreiht – WTG – 2025 Baltic Power – WTG – 2025 Sofia – WTG – 2025 EA III – WTG – 2026 HOW III – WTG and FOU – 2026 Orsted/PGE – Baltica II – WTG – 2027 Inch Cape – WTG – 2026 EA II – FOU & WTG – 2027 Bałtyk II & III – WTG – 2027 Greater Changhua WTG – 2025 Undisclosed client – O&M – 2025 Undisclosed client – WTG – 2026 Undisclosed client – O&M – 2025 Undisclosed client – O&M – 2025 81% 9% 10% Region as % of total backlog Note: Regional % split for any region is provided only where there are multiple projects in that region included in the contract backlog.

Contract backlog stands at EUR 2.5 Billion

CADELER

Development in contract backlog FY 2022 – March 2025



(EURm)
907
254
653
1,359
274
1,085
1,736
357
1,379
1,915
389
1,526
2,336
429
1,907
2,487
464
2,023
FY 2022
H1 2023
FY 2023
H1 2024
FY 2024
Q1 2025
Firm
Options
100%
of total backlog has reached FID

New since Q4 2024

Firm contracts

- In February, Cadeler secured a significant project at an offshore wind farm in the US. The work is scheduled to commence in Q2 2025 and the Wind Pace will be committed under this contract until Q1 2026. The value of the contract to Cadeler is estimated to be between EUR 67 million and EUR 75 million.
- Cadeler has further signed two contracts with undisclosed clients for the utilisation of Wind Mover in 2026. The scope of work may include both O&M and installation work. The total estimated contract value is up to EUR 75 million.
- Cadeler entered into a contract for, and the Wind Zaratan has commenced work on, an O&M campaign for Vestas in the APAC region.

Vessel reservations (not included in contract backlog)

- Cadeler does not include vessel reservation agreements (VRAs) in its contract backlog.
- Earlier this year, Cadeler signed a VRA with Ocean Winds for the installation and transportation of c. 30 WTGs at the BC-Wind offshore wind farm in the Polish Baltic Sea. The potential value of the contract to be negotiated during the pendency of the VRA is estimated to be between EUR 48 million and EUR 56 million.

(1) Figures are for period-end, except that the contract backlog provided for Q1 2025 is as of 21 May 2025 (the date of this presentation).
(2) Figures provided for FY 2022 and H1 2023 exclude the contribution to the contract backlog resulting from Cadeler's business combination with Eneti Inc., completed in December 2023.
(3) Contract backlog assumes 100% of counterparty options are exercised. Of the total contract backlog, EUR 2,023m represents firm contracted days and EUR 464m represents days subject to the exercise of counterparty options.
(4) 100% of the contract backlog (an aggregate of EUR 2,487m) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID)..
(5) Contract backlog excludes vessel reservation agreements.

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Newbuilds progress update

CADELER






Vessel	**Wind Ally**	**Wind Mover**	**Wind Ace**	**Wind Apex**
Expected delivery	Q3/4 2025	Q4 2025	Q3 2026	Q2 2027
Progress update	• Launched 25 January 2025 • Commissioning of the main crane was initiated in May 2025 • Commissioning of the Jacking system to commence end of May 2025 • Sea trial planned for Q3 2025 • Delivery planned for Q3/4 2025	• Currently being built at Hanwha Ocean, formerly known as DSME • Launched 27 January 2025 • All major equipment installed • Sea trail planned for Q4 2025 • Delivery planned for Q4 2025	• Steel cutting completed in July 2024 • Keel laying planned for August 2025 • Launching planned for Q4 2025 • Delivery planned for Q3 2026	• Design is complete and has been approved by the classification society • Steel cutting planned for Q3 2025 • Delivery planned for Q2 2027
% completion	**95%**	**78%**	**37%**	**At block stage**

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Note: The construction completion rate is measured in different ways at Cosco Qidong and Hanwha Ocean. Therefore, a direct comparison of completion rates across yards is not possible.

Q1 2025 Financial Highlights

Key financial highlights for Q1 2025 10 3. Three-month Average Daily Trading Volume (ADTV) multiplied by 1. Adjusted utilisation is deducting planned off-hire days, i.e. drydock, transportation from shipyard and the O-class crane upgrade when calculating total vessel days in a year 2. Combined market capitalisation at closing on 16-May-25. Volume Weighted Average Price (VWAP). All prices have been converted to euro using the daily exchange rate. The category “other” entails trades facilitated by the interoperability among clearing corporations on different exchanges. No pricing data available for these transactions. The VWAP for OSE has been applied as a proxy Revenue Equity ratio Utilisation1 Market Capitalisation2 € 1.5b EBITDA Cash Flow from Operating Activities Backlog 3-month Daily Average Turnover3 € 5.6m € 1.2m (NYSE) / 2.2m (OSE) / 2.2m (other exchanges) € 65.5m 49.7% 19 65 Q1 2024 Q1 2025 Q1 2024 Q1 2025 64% 50% -10 24 13 20 Q1 2024 Q1 2025 1.8 2.5 Q1 2024 Q1 2025 79.4% Q1 2024 Q1 2025 17% 42% 55% 79% Unadj. Adj. Unadj. Adj. Q1 2024 Q1 2025 € 23.7m € 20.4m € 2.5b

Consolidated P&L for Q1 2025 EUR ‘000 Q1 2025 Q1 2024 Revenue 65,474 19,063 Cost of sales -44,558 -26,979 Gross profit 20,916 -7,916 SG&A and other expenses -16,086 -12,177 Operating profit 4,830 -20,093 Finance net -1,801 -681 Profit before income tax 3,029 -20,774 Income tax expense -1,231 -19 Profit after tax 1,798 -20,793 EBITDA 23,654 -10,060 Vessel OPEX (EUR per day)* 36,889 34,006 No. of vessels (end of Q1) 7 4 Headcount onshore (Average) 272 216 Key takeaways • Revenue increased by EUR 46m compared to Q1 2024, with utilisation at 55% and an adjusted utilisation of 79% for Q1 2025. In Q1 2024, utilisation was 17%, as Wind Orca and Wind Osprey had their main crane upgrades. Adjusted utilisation in Q1 2024 was 42%. • Cost of sales increased primarily driven by newly delivered vessels Wind Peak, Wind Maker and Wind Pace becoming part of the Group’s fleet and not yet delivered in Q1 2024. • SG&A costs higher due to increase in onshore staff. Many of which related to more vessels on water and their needed support to both ongoing operations and new projects. • EBITDA increase is driven by the increase in revenue as explained above. Note: Financials are unaudited. * OPEX/day includes crewing costs, technical costs and insurance. 11

Consolidated Balance Sheet for Q1 2025 12 Key takeaways • Total Assets increase of EUR 527m driven by the newbuilds and cash available from financing activities. • Total Liabilities increased by EUR 535m due to the utilisation of financing facilities, reducing the equity ratio from 64% in FY 2024 to 50% in Q1 2025. EUR ‘000 Q1 2025 FY2024 Non-Current Assets 2,221,655 1,748,400 Cash 94,106 58,464 Other Current Assets 147,886 130,152 Total Assets 2,463,647 1,937,016 Equity 1,225,538 1,233,894 Non-current liabilities 1,035,106 579,475 Current liabilities 203,003 123,647 Total Equity and Liabilities 2,463,647 1,937,016 Equity ratio 50% 64%

CAPEX program expected to be fully funded

Strong interest from banks to finance Cadeler's CAPEX program

CAPEX program and planned Cadeler financing as of 31st March



Signed / Committed
EUR 841m
Additional CAPEX for Mission Equipment is expected at project start
EURm
108
208
70
455
240
1,081
94
1,175
(180)
(275)
(482)
239
RCF-undrawn
M-Class Facility
A-Class - Wind Ace & Ally
A-Class - Wind APEX
Total Financing
Cash
Total
M-Class
A-Class
Net Funding

Note: Exchange rate of EUR/USD 1.0841 at 31/03-2025.

Cadeler's secured CAPEX and funding

EUR 1,924m in funding secured of which EUR 1,083m is drawn as per 31 March 2025, i.e. EUR 841m still undrawn. Key takeaways are:

- A-class financing of EUR 525m for Wind Ally and Wind Ace signed in March 2025 incl. EUR 70m in Mission Equipment (contingent on Sinosure issuing LOI)
- M-class tranche of EUR 212m utilised in January 2025 related to Wind Maker
- P-class tranche now fully utilised with delivery of the second P-class vessel, Wind Pace, in March 2025

Hedging

- ~50% of USD exposure hedged
- ~50% of interest exposure hedged for the first five years of the expected facilities

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Financing overview Committed Financing Uncommitted Financing Vessels Extension of RCF B until September 2026 and guarantee line increase to EUR 200m All figures in EURm Comments Total Amount Total uncommitted 240 2,164 O-class, Scylla & Zaratan Facility RCF-B 100 Term Loan 91 91 Wind Apex Syndicated 240 P-class Syndicated 413 413 M-class Syndicated 420 212 Utilised* 1,083 RCF-A 250 242 Corporate HSBC, Standard Chartered 125 125 O-class, Scylla & Zaratan total 441 333 Total committed 1,924 1,083 A-class Syndicated 525 0 14 *Utilized as per 31/03-2025 Note: In addition, Cadeler has EUR 200m in uncommitted Performance Guarantee lines A-Class financing signed 21 March contingent on Sinosure issuing LOI Drawdown made in connection with deliveries Financing expected to be closed 1 year before delivery

Full Year Outlook for 2025 FY 2025 impacted by: • Wind Maker and Wind Pace delivered in Q1 2025 and employed in APAC and US during 2025. Two additional vessel deliveries in Q3-Q4 2025 (Wind Ally and Wind Mover) preparing for upcoming projects • Revenue and costs from Foundation projects starting to be recognised (ramp-up) • Cadeler is entitled to receive certain termination fees as a result of the termination of a vessel reservation agreement. Cadeler is currently assessing the positive impact of the foregoing on its 2025 revenue and EBITDA guidance 15 2024 2025 EUR millions Actuals Outlook Revenue 249 485-525 EBITDA 126 278-318

Q1 2025 Commercial Outlook

Cadeler is the go-to provider of T&I and O&M solutions 17 # of wind turbine and foundation installation vessels1 Improved customer value proposition through increased flexibility, ability to meet demand and reduced risk of project slippage Complementary vessels enabling stronger fleet utilisation and earnings visibility Ability to meet demand for larger scopes and project sizes on a global basis 4 5 3 4 1 1 3 1 2 2 1 1 1 7 3 1 2 2 1 11 8 4 3 3 2 Legacy Newbuilds since 2020 1) Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings World’s largest and most versatile fleet of next generation offshore wind turbine and foundation installation vessels

Cadeler’s view on the market There is a calibration in the market but momentum continues 18 1. Forecasted cumulative capacity per region, fixed & floating. Source: Spinergie • Energy remains one of the key investment areas in Europe, there is significant government support for offshore wind with focus on security of supply • Many governments are calibrating their approaches to support current market conditions • An important AR7 is nearing in the UK • Denmark’s government approves 3GW tender and with a significant subsidy of up to USD 8.3bn • Dutch government is working on action plan to improve auction conditions • Hornsea 4 – cancelled or delayed? Our long-term agreement remains in place • There is a strong need for more power and offshore wind is strongly positioned to deliver across many industries • APAC offshore wind activity remains strong with record-high tender activity in key markets: Taiwan, South Korea and Japan and concluding first auctions in Australia • Markets are still relatively new and ramping up • Developers usually prefer experienced contractors • Cadeler is already working and is strongly positioned in the key markets • US facing headwinds due to executive orders, however there is a strong short-term demand in the market for completing projects • Stop work order on Empire Wind project has been lifted, allowing construction activities to continue • There is a fundamental need for offshore wind energy especially in North East as alternative sources are not sufficient Europe APAC US 2024: 34.9 GW1 2030: 105.6 GW 2024: 2.7 GW1 2030: 25.9 GW 2024: 0.2 GW1 2030: 7.2 GW

Undersupply of installation vessels is expected from 2028

Undersupply of installation vessels[1] (vessel years)


Undersupply of installation vessels expected especially within the larger turbine sizes segment (+14MW)
Cadeler's booked capacity
(illustrative)
2025
2026
2027
2028
2029
2030

Key insights

- The **supply of capable vessels is coming down significantly** as we see roll-out of bigger platforms
- **Legacy vessels are becoming less efficient or obsolete for installation**, as turbine sizes are increasing
- **Undersupply for Foundation and WTG installation** is expected from 2028 onwards
- Cadeler maintains strong confidence in the market and **has a solid order backlog**
- We are looking forward to a busy end of the decade, where **our large and efficient fleet is an essential enabler**

1. Overview for both foundation and turbine installation vessels combined. Includes also heavy maintenance

Source: Spniergie

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This year is shaping up to be a record year for FIDs 1. Projects in bold are those that Cadeler is involved in 20 Source: spinergie.com, based on Spinergie estimate of different likelihood to reach FID 0 10 20 30 40 2020 2021 2022 2023 2024 2025 2026 2027 2028 Thousands Volume (GW) with expected FID Volume (GW) under sanctioned FID Annual volumes (GW) under FID • Developers are returning – fewer speculative bids, more focus on bankable offtake structures • Projects that have reached FID this year are totaling 7 GW1, already higher than last year: • Inch Cape • Baltica 2 • Fengmiao I • Baltyk 2 & 3 • Empire Wind I • Nordlicht • 100% of Cadeler’s backlog has reached FID Key insights

21 Introducing Cadeler’s new O&M offering

Creating an O&M powerhouse

NEXRA is a new service concept for the O&M market, and reflects Cadeler's commitment to supporting its clients and partners in the offshore wind industry

Attractive and growing market: 33% CAGR[1] forecasted global demand for O&M for +8MW turbines between 2025-2030

Significant business segment: 10 projects across geographies in the last 2 years

Focusing resources: Setting up a dedicated team that will focus only on our O&M clients – delivering the most safe, efficient and value-adding services

Building an internal powerhouse: NEXRA creates significant synergies with our core business and will help secure and maintain high utilisation for the overall Cadeler fleet

Creating a platform for growth: NEXRA is envisioned to grow substantially together with our clients and continue to explore new areas where we can deliver added value

Illustrative development over time



Installation scope
O&M scope
Cadeler fleet
Wind Zaratan
Wind Scylla
Installation vessels
Illustrative O&M spot jobs

1. Forecasted Global CAGR for all segments between 2025-2030 in vessel day demand for O&M is 13% , Global ex. China. Data WoodMackenzie

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Investment highlights 23 Largest, most capable and most versatile fleet in the industry. Strong complementarity in fleet enables cross-utilisation, efficiency and project derisking. Highly experienced team with a proven track record, critical know-how and long-standing deep commercial relationships and contracts with the industry’s leading developers. Global growth platform with project experience and presence in all major offshore wind markets. Anticipated undersupply of capable WTG and FOU vessels from 2027 and onwards, due to significantly increasing market demand. Strong track record in the capital markets backed by a record-high backlog (€2.5B) providing earnings € visibility. Key focus on being a good custodian of capital.

Q & A

Cadeler Kalvebod Brygge 43 DK–1560 Copenhagen Denmark +45 3246 3100 Follow us Additional questions can be sent to investorrelations@cadeler.com